FINANCIAL RISKS

POLICY NUMBER:

SPRFW2001478

POLICYHOLDER:

X-Square Capital LLC

TYPE OF INSURANCE:

PROFESSIONAL, DIRECTORS AND OFFICERS LIABILITY AND FRAUD INSURANCE FOR INVESTMENT FUND MANAGERS AND FUNDS.

UMR: B0713SPRFW2001478

RISK DETAILS

UNIQUE MARKET REFERENCE:	B0713 SPRFW20 TBC
TYPE:	Professional Liability, Directors and Officers Liability and Fraud Insurance
(Item 1) POLICYHOLDER:	X-Square Capital LLC
POLICYHOLDER'S ADDRESS:	Suite 111, 208 Ponce De Leon Ave, San Juan PR 00918
(Item 2) POLICY TERM:	From: 11th February 2020 To: 11th February 2021 Both days at 00:01hrs, local standard time at the address of the Policyholder.
(Item 3) PROPOSER DECLARATION DATE:	6th February 2020
INTEREST:	As per the attached Policy Wording
(Item 4) LIMITS OF LIABILITY:	The following **Limits of Liability** apply separately for each operative Coverage Clause except where specified otherwise below:

Insurance Covers:
1.1 Investment Manager Professional Civil Liability
1.2 Fund Professional Civil Liability and Management Liability
1.3 Investment Manager Management Liability
1.4 Investment Manager and Fund Crime Protection

USD 5,000,000 in the aggregate for all **Loss** including **Costs**

Regulatory Investigation Costs Sub-Limit:

USD500,000 in the aggregate part of and not additional to the **LIMITS OF LIABILITY**

Nexus Underwriting Ltd
nexus
Nexus Underwriting Ltd



(Item 6) SELF INSURED RETENTION:

1.1 Investment **Manager** Professional Civil Liability

USD 100,000 each and every **Claim**

1.2 **Fund** Professional Civil Liability and Management Liability

USD 100,000 each and every **Claim**

Nil for **Loss** arising out of a **Claim** against any **Insured Person.**

Nil for **Loss** paid by the **Fund** for **Loss** arising out of a **Claim** against any **Insured Person** brought outside the USA.

USD 100,000 for **Loss** paid by the **Fund** for **Loss** arising out of a **Claim** against any **Insured Person** brought inside the USA.

1.3 Investment **Manager** Management Liability

Nil for **Loss** arising out of a **Claim** against any **Insured Person.**

Nil for **Loss** paid by the **Fund Manager** for **Loss** arising out of a **Claim** against any **Insured Person** brought outside the USA.

USD 100,000 for **Loss** paid by the **Fund Manager** for **Loss** arising out of a **Claim** against any **Insured Person** brought inside the USA.

1.4 Investment Manager and Fund Crime Protection

USD 100,000 each and every **Claim**

TERRITORIAL LIMITS:

Worldwide

CONDITIONS:

As per AIG IMI 2010 wording as attached herein, plus:

1. Schedule of Funds Endorsement, as attached
2. Special Cancellation Clause, as attached
3. Specific Matters Exclusion, as attached
4. Regulatory Investigation Costs Endorsement, as attached
5. Language Amendment Endorsement, as atatched
6. Extension 2.3 Kidnap response is deleted
7. Extension 2.4 Regulatory crisis response is deleted
8. Extension 2.5 Mitigation and avoidance services is deleted
9. Extension 2.7 Emergency costs is deleted

SUBJECTIVITIES:

- None applicable.

CHOICE OF LAW AND JURISDICTION:

This insurance shall be governed by and construed in accordance with the laws of Puerto Rico and each party agrees to submit to the exclusive jurisdiction of the courts of Puerto Rico.



UMR: B0713SPRFW2001478

PREMIUM:

<u>SECTION 1 - In respect of NON-EEA territories</u>
USD 60,000

<u>SECTION 2 - In respect of EEA territories only</u>
USD Nil

PREMIUM PAYMENT TERMS: 90 days' – 15 days prior notice – Premium Payment Condition LSW3001

TAXES PAYABLE BY THE INSURED AND ADMINISTERED BY INSURERS: Not applicable

TAXES PAYABLE BY THE INSURERS AND ADMINISTERED BY THE INSURED OR LOCAL AGENT: Not applicable

RECORDING, TRANSMITTING AND STORING INFORMATION: Where Lockton Companies LLP (the Broker) maintains risk and claims data, information and/or documentation then they may hold such data, information and or documentation electronically.

INSURER CONTRACT DOCUMENTATION:

This insurance document details the contract terms entered into by the Insurer(s) and constitutes the contract document.

Any further documentation changing this contract, agreed in accordance with the contract changes provisions set out in this contract, shall form the evidence of such change.

Wherever there is reference to "Insured" or "Assured" in this document, they shall be deemed to have the same meaning.

Wherever there is reference to "Insurer" or "Underwriter" in this document, they shall be deemed to have the same meaning.

INFORMATION

**The (Re)insurer(s) acknowledge that the information provided
in the underwriting submission/proposal form was clear and accessible.**

- 2016-12-30 Fact Sheet X2ADAFI
- 2017-12-29 Fact Sheet X2ADAFI
- 2018-12-31 Fact Sheet X2ADAFI Final
- 2019-12-31 Fact Sheet X2ADAFI Final
- Pitch Book - X2ADAFI- 2019-05-31
- Q4 2019 - Investor Letter - X2ADAFI vFinal
- X2 - IMI Proposal Form - Nov2019
- X2 Balanced Fund - Brochure - vFinal
- X-SQUARE CAPITAL LLC - FINAL FS 12-31-2018

LOCKTON

UMR: B0713SPRFW2001478

SECURITY DETAILS

INSURERS LIABILITY:

The liability of a (Re)Insurer under this contract is several and not joint with other (Re)Insurers party to this contract. A (Re)Insurer is liable only for the proportion of liability it has underwritten. A (Re)Insurer is not jointly liable for the proportion of liability underwritten by any other (Re)Insurer. Nor is a (Re)Insurer otherwise responsible for any liability of any other (Re)Insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (Re)Insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (Re)Insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (Re)Insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (Re)Insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

LSW3333



UMR: B0713SPRFW2001478

ORDER HEREON:	100% of 100%.
BASIS OF WRITTEN LINES:	Percentages of Whole
BASIS OF SIGNED LINES:	Percentages of Whole

SIGNING PROVISIONS:

<u>Without Disproportionate Signing:</u>

In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the Insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the Insured and the Insurers whose lines are to be varied. The variation to the contracts will take effect only when all such Insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LOCKTON

UMR: B0713SPRFW2001478

SECURITY DETAILS

In a co-insurance placement following Insurers may, but are not obligated to, follow the premium charged by the lead Insurer.

Insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieved during the placement.

SIGNED LINES:

PARTICIPATING INSURERS AND WRITTEN LINES

SECTION 1

NON – EUROPEAN ECONOMIC AREA TERRITORIES



25%

Nexus Underwriting Ltd
nexus
Underwriting Ltd
Nexus Underwriting Ltd

21/02/2020

nexus
Underwriting Ltd

Business bound on behalf of Lloyd's Syndicate: LIB 4472 100%

D780101FFA2021

All contract changes to be agreed by Nexus Underwriting Ltd.
Premium to be settled directly with Nexus Underwriting Ltd.
Binding Authority UMR B1177AS43315107.


In a co-insurance placement following Insurers may, but are not obligated to, follow the premium charged by the lead Insurer.

Insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieved during the placement.

SIGNED LINES:

PARTICIPATING INSURERS AND WRITTEN LINES

SECTION 2

EUROPEAN ECONOMIC AREA TERRITORIES

SUBSCRIPTION AGREEMENT

SLIP LEADER: Aspen Syndicate 4711

BUREAU LEADER: None

BASIS OF AGREEMENT TO CONTRACT CHANGES:

General Underwriters Agreement (GUA) (version 2.0) February 2014 with Non-Marine Schedule (October 2001).

Notwithstanding the above, the Slip Leader is authorised to:

(i)   agree terms for an extension to the period of the contract of up to one calendar month from the initial expiry date;

(ii)   grant an extension in respect of any Premium Payment Condition or Warranty of up to 14 days' from the last day of the initially agreed period.

The Broker will provide details of agreed endorsements to following Insurers, as required. Electronic transmission will be used by the Broker for providing details of agreed endorsements, contractual changes or information to following Insurers as necessary.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES FOR PART 2 GUA CHANGES ONLY:

None.

AGREEMENT PARTIES FOR CONTRACT CHANGES FOR THEIR PROPORTION ONLY:

None.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES and to be managed in accordance with:

(i)   The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENTS – LMA9150 (a copy of which will be supplied upon request).

For claims or circumstances assigned as Single Claims Agreement Party claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:

(ii)   The Lloyd's Claims Scheme (Combined), or as amended or any successor thereto.

(iii)   IUA claims agreement practices.

(iv)   The practices of any company(ies) electing to agree claims in respect of their own participation.

CLAIMS AGREEMENT PARTIES:

A. Claims failing within the scope of the LMA9150 to be agreed by the Slip Leader only on behalf of all insurers subscribing (1) to this contract of insurance on the same contractual terms (other than premium and brokerage) and (2) to these Arrangements.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

(i) For Lloyd's syndicates

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme the second Lloyd's syndicate and/or the Scheme Service Provider:

Second Lloyd's syndicate: Not applicable.

(ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via (iii) below.

(iii) Those companies that have specifically elected to agree claims in respect of their own participation:

Name of Company: Not applicable.

(iv) All other subscribing Insurers whom are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

CLAIMS ADMINISTRATION:

The Broker will advise Insurers of all notifications as soon as practicable.

The Broker shall enter claims advices into CLASS. All company market bureau Insurers to use CLASS for claims agreement.

Where appropriate, the Broker and Insurers agree that any claims hereunder will be notified and administered via ECF with any payment(s) processed via CLASS; unless both parties agree to do otherwise.

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None.

EXPERT(S) FEES COLLECTION:

To be collected by the Broker as agreed by the Slip Leader. However, in respect of claims related expert fees Xchanging 'Experts Fees Service' or any other collecting agent to be service provider for all slip security, including overseas.

In respect of all other expert fees Broker to collect fees, however, a fee can be negotiated accordingly by the Broker for this service.

Where the Broker collects any expert fees the following to apply in all cases:

The following slip terms covering treatment of money shall NOT apply to any Lloyd's Managing Agent who have all agreed specific Terms of Business with Lockton Companies LLP. These terms shall ONLY apply to Insurance Companies or Underwriting Agents ('Underwriters') who do NOT have a current Terms of Business or letter agreement in place with Lockton Companies LLP, as follows:

Where Lockton Companies LLP holds claims adjustment, legal, survey or other expert fee monies that it receives from Underwriters for onward payment, the Broker will hold such fee monies as the agent of Underwriters and not the client. It is a requirement of English law (as specified in the FCA Client Assets Sourcebook 'CASS') that Risk Transfer shall apply and that Underwriters shall hereby agree and consent to "*the Broker co-mingling such experts fee monies in its client non-statutory trust account and that Underwriters rights to such monies shall be subordinated to those of the Brokers other clients.*".

SETTLEMENT DUE DATE: 11th May 2020

BUREAU ARRANGEMENTS:

1. Notwithstanding any subjectivities hereon, Insurers authorise XIS to process stage 1 premium signing.

2. In the event that the premium settlement due date or warranty due date falling on a weekend or public holiday then it is deemed that this due date will be extended to the next working day. Where a Premium Payment Condition or Premium Payment Warranty requires payment by a date which is later than the Settlement Due Date then the Settlement Due Date is deemed to be amended to be the same as the Premium Payment Condition or Premium Payment Warranty Due Date.

3. Insurers agree to accept/settle accounts at the rate of exchange declared by the Broker.

4. Insurers agree to sign any deferred premium instalments as Additional Premiums.

5. LSW3003 - Appointed Broker: Lockton Companies LLP.

NON-BUREAU ARRANGEMENTS:

1. In the event that the premium settlement due date or Warranty due date falling on a weekend or public holiday then it is deemed that this due date will be extended to the next working day. Notwithstanding anything to the contrary it is agreed that Insurers hereon agree to allow 7 days' grace beyond the due date in order to submit premium.

2. Where a Premium Payment Condition or Premium Payment Warranty requires payment by a date which is later than the Settlement Due Date then the Settlement Due Date is deemed to be amended to be the same as the Premium Payment Condition or Premium Payment Warranty due date.

NOTICE OF CANCELLATION PROVISIONS:

Where Insurers have the right to give notice of cancellation in accordance with provisions of the insurance then any such notice must clearly stipulate the:

1) name of the Insured;
2) Insurers reference;
3) Unique Market Reference (UMR);
4) contract period;
5) reason for the issue of the notice;
6) notice expiry period.

Furthermore, such notice must signed and be delivered to the Broker via email to FRTechnicalTeam@uk.lockton.com.

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the Broker has acknowledged receipt.



UMR: B0713SPRFW2001478

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non-payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within 90 days' of inception of this contract (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers by the 90th day from the inception of this contract (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days' prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001



UMR: B0713SPRFW2001478

SPECIFIC MATTERS EXCLUSION

It is hereby noted and agreed that the Insurer shall not be liable to make any payment for Loss in connection with and Claim made against any **Insured** based upon, arising out of, relating to, directly or indirectly resulting from, or in consequence of, or in any way involving the circumstances as detailed in the Proposal Form dated 7th January 2019 (signed by Ignacio Canto (President)).

All other terms and conditions remain unchanged





REGULATORY INVESTIGATION COSTS ENDORSEMENT

Included within Insurance Covers 1.1 to 1.4 , this Policy shall pay on behalf of any **Insured** any **Costs** and/or **Loss** arising under this Coverage Clause automatically as **Loss** payable within the **Limits of Liability** applicable

Subject to any limitation or prohibition imposed by law, this Policy shall pay on behalf of any **Insured** any **Costs** together with any additional **Loss** to the fullest extent permitted by any applicable law incurred:

(a) as a result of any action commissioned or undertaken by an **Insured** to prepare in advance of any request by or notification to an **Official Body**, which may be related to a subsequent formal notification, advice or report made during the **Policy Term** to an **Official Body**, notwithstanding that the cover provided by this clause shall apply in the event that there is no subsequent notification to or request by any **Official Body** provided the **Insured** has acted reasonably;

(b) in response to or in defending any formal notice issued or other action or inquiry threatened or taken or investigation, administrative, regulatory or disciplinary proceeding or hearing, arbitration, mediation, conciliation or other **Claim** threatened or commenced by any **Official Body** during the **Policy Term** concerning the actions or affairs of an **Insured**, including but not limited to:

(i) any actual or alleged misconduct (including allegations of corporate manslaughter or equivalent legislation in any jurisdiction) by an **Insured** in the performance or failure to perform any service or otherwise;

(ii) any application or attempt to prohibit, limit or disqualify any **Insured Person** from holding office as a **Director or Officer**;

(iii) any application or attempt to withhold, withdraw, revoke or limit any licence, authorisation or permission granted or obtained by an **Insured**, whether temporarily or otherwise;

(iv) any enquiry, investigation or similar action commissioned or undertaken by the **Insured** at the request of an **Official Body** which is related to or results from any formal notification, advice or report made during the **Policy Term** to an **Official Body**;

(v) any requirement which compels the production of **Documents** to an **Official Body**, whether by an **Insured** or by a third party holding **Documents** on behalf of an **Insured**; or


(vi)   any requirement which compels an **Insured** to answer questions by or attend interviews with an **Official Body**.

The coverage clauses above under (a) and (b) shall not provide cover or indemnity for that part of **Costs** or **Loss** of any routine regulatory compliance reviews or audits. In respect of an industry wide investigation, this coverage clause shall pay on behalf of any **Insured Person** any **Costs** or **Loss** arising out of such investigation.

(c)   in relation to **Claims** made against any Director, Officer or employee for any violation of the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended, the Bribery Act 2010 of England and Wales and any similar law in any other jurisdiction, including but not limited to any legislation enacted pursuant to and adopting the provisions of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 1997 or the Inter-American Convention Against Corruption of 1997;

(d)   in connection with any alleged or actual breach of any sanctions order, prohibition, restriction affecting trade or services or licensing requirements with overseas governments and/or territories imposed by any **Official Body** whether by statutory instrument, regulation, order, European Community directive, UN Security Council resolution or otherwise;

(e)   in connection with any actual or attempted confiscation, seizure, assumption, restriction or prevention of ownership or control or suspension of rights and interest in or the effecting of a charge over real property or personal assets of any **Insured**;

(f)   in connection with any restraint or prohibition whether permanent or temporary on any **Insured Person** from holding any office of or performing any function on behalf of any **Insured**;

(g)   in connection with the issue or execution of any warrant of arrest or any restriction of an **Insured Person's** liberty or right of freedom of movement or free passage within, into or out of any territory; or

(h)   in connection with the commencement of any extradition proceedings deportation of any **Insured Person** or the removal or revocation of any **Insured Person's** approval or permission to reside or work in any territory;

(i)   in connection with an **Insured** being obligated to report matters to an **Official Body** giving rise to an actual or potential regulatory issue.

The Sub-Limit available under this endorsement shall be USD500,000 in the aggregate part of and not additional to the **LIMITS OF LIABILITY.** All other terms and conditions remain unchanged.



LOCKTON®

UMR: B0713SPRFW2001478

LANGUAGE AMENDMENT ENDORSEMENT

Any reference to Chartis / AIG shall mean Aspen Syndicate 4711 / Nexus Underwriting Ltd.

Any reference to Appendix I or Appendix II is deleted and does not apply.

Nexus Underwriting Ltd nexus Underwriting Ltd Nexus Underwriting Ltd



LOCKTON®

UMR: B0713SPRFW2001478

SCHEDULED FUNDS ENDORSEMENT:

- X-Square Alternative Dividend Alpha Fund Inc
- X-Square Opportunistic Debt Fund LP
- X2 Cav Master LP
- X-Square SMAs
- X2 Balanced Fund



Nexus Underwriting Ltd
nexus
Nexus Underwriting Ltd

CorporateGuard -Investment Management Insurance

In consideration of the payment of the premium the *insurer* and the *policyholder* agree as follows.

1. Insurance Covers

1.1 **Investment Manager Professional Civil Liability** The *insurer* will:

  (i) pay the *loss* of any *insured person*;

  (ii) reimburse any *insured entity* for any *loss* it pays on its own behalf or on behalf of an *insured person*;

  which arises out of a *claim* first made during the *policy period* for a *wrongful professional act*.

1.2 ***Fund* Professional Civil Liability and Management Liability**

  The *insurer* will:

  (i) pay the *loss* of any *insured person*;

  (ii) reimburse any *fund* for any *loss* it pays on its own behalf or on behalf of an *insured person*;

  which arises out of a *claim* first made during the *policy period* for a *wrongful professional act* or *wrongful managerial act*.

1.3 **Investment Manager Management Liability** The *insurer* will:

  (i) pay the *loss* of any *insured person*;

  (ii) reimburse any *insured entity* for any *loss* it pays on behalf of an *insured person*; which arises out of a *claim* first made during the *policy period* for a *wrongful managerial act*.

1.4 **Investment Manager and *Fund* Crime Protection**

  The *insurer* will reimburse any *insured entity* or any *fund* or any *plan* for its *direct financial loss discovered* during the *policy period* resulting directly from any:

  (i) *act of infidelity*; or

  (ii) *third party crime*.

2. Extensions

Extensions applying to all Insurance Covers

2.1 **Automatic cover for *funds* and *subsidiaries***

Subsidiary shall include all *automatic subsidiaries*; *fund* shall include all *automatic funds*.

In respect of insurance cover 1.4 only, cover for any *automatic subsidiaries* or *automatic funds* shall only apply in respect of any act, omission or event committed during the *policy period* and after the date of a *subsidiary* or *fund* acquisition and whilst such entity is a *subsidiary* of the *policyholder* or a *fund* managed by an *insured entity*.

2.2 **Bilateral *discovery period***

If this policy is not renewed or replaced with similar cover, the *policyholder* shall be entitled to a *discovery period*, automatically of 30 days, or, upon payment of the applicable additional premium, of the period specified in item 7 of the schedule.

2.3 **Kidnap response**

In the event of a *kidnapping, hijacking* or *wrongful detention* of an *insured person* during the *policy period*, the *insurer* will pay for *kidnap response costs* of up to £50,000 incurred through the *kidnap consultants* after they have been contacted as specified at item 10 of the schedule.

2.4 ***Regulatory crisis response***

In addition to *investigation costs*, the *insurer* will pay, as part of the *limit of liability* up to £50,000, for *regulatory crisis response costs* incurred through the *regulatory response team* only in response to a *critical regulatory event* that does not fall within the definition of *claim* or *investigation*.

2.5 **Mitigation and avoidance services**

The *insurer* has arranged for the *regulatory response team* to make available during the *policy period*, upon election by the *policyholder*, the loss avoidance services package specified in item 9 of the schedule. These services are detailed in Appendix 1 to this policy.

Civil Liability and Management Liability Extensions

2.6 ***Discovery period* for retired *insured persons***

If this policy is not renewed or replaced with similar cover, *retired insured persons* shall automatically be entitled to a *discovery period* of 6 years at no additional premium.

2.7 **Emergency costs**

If the *insurer's* written consent cannot reasonably be obtained before *defence costs* are incurred with respect to a *claim* for a *wrongful managerial act* first made during the *policy period*, then the *insurer* will give retrospective approval for such *defence costs* of up to, in the aggregate, 10 per cent of the *limit of liability* of this policy.

2.8 **Court Attendance**

Defence costs shall include £200 per day for each day on which an

insured person has been required to and has attended court as a witness in connection with a *claim* notified under and covered by this policy. The *retention* shall not apply to this extension.

Crime Extensions

2.9 **Repair of computer programs**

The *insurer* shall reimburse any *insured entity* or *fund* for reasonable expenses incurred or reasonable fees paid by an *insured entity* with the prior written approval of the *insurer*, for the verification or reconstitution or removal of electronic computer programs which have been fraudulently or maliciously prepared, modified or deleted so as to give rise to a payment for *direct financial loss* by the *insurer* under insurance cover 1.4 of this policy. No further *retention* amount shall be applied to expenses incurred or fees paid under this extension other than that *retention* amount applicable to such original payment. The *insurer's* liability under this extension is limited to the lesser of the *limit of liability* or £1,000,000 in the aggregate for the *policy period*.

2.10 **Stockbrokers legal liability for incomplete transactions**

The *insurer* will reimburse any *insured entity* for its *direct financial loss discovered* during the *policy period* resulting directly from a legal liability to a third party caused by the *insured's* failure or inability to complete a transaction governed by stock exchange rules which was entered into in the course of the *insured's* business as a stockbroker, due to:

(i)   a *fraudulent transaction*;

(ii)   the physical loss of, damage to or destruction of *property*; or

(iii)   the *insured* having been deceived as to the identity of any person for the purpose of the buying or selling of *property*.

The *insurer's* liability under this extension is limited to the lesser of the *limit of liability* or £1,000,000 in the aggregate for the *policy period*.

3. Definitions

3.1 *Act of infidelity*

any dishonest, fraudulent or malicious act committed by an *employee* alone or in collusion with others. However, with respect to *loans* and *trading*, *act of infidelity* means only a dishonest or fraudulent act committed by an *employee* with the intention of obtaining improper financial gain for the *employee* who committed such act.

3.2 *Approved person*

any natural person to whom the Financial Services Authority has given its approval to perform a controlled function for an *insured entity* or *fund* pursuant to Section 59 of the Financial Services and Markets Act 2000.

3.3 *Automated clearing house*

any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of pre-authorised debits and credits between *financial organisations* on behalf of *financial organisations'* customers.

3.4 **Automatic fund**

any *fund* (other than a hedge fund, private equity fund, a fund regulated by the U.S. Securities and Exchange Commission (SEC) or a fund offered to or for the benefit of residents of the United States of America or partnerships or corporations organised under the laws of the United States of America) will be deemed an *automatic fund* for 90 days after the date during the *policy period* on which the *fund* is first managed by an *insured entity* (or until the end of the *policy period* if shorter).

When the *fund* is no longer deemed an *automatic fund*, the *insurer* may continue to insure the *fund* on such terms and for such additional premium as agreed between the *insurer* and the *insured entity*.

3.5 **Automatic subsidiary**

any entity, other than an *investment vehicle*, which the *policyholder* either directly or indirectly through one or more of its *subsidiaries*, acquires during the *policy period*:

(i) control of the composition of the board of directors;

(ii) control of more than half of the shareholder voting power; or

(iii) a holding of more than half of the issued share capital;

provided that at the time of obtaining such control or holding, the acquired entity:

(i) has total gross assets under management of less than 25% of the combined total gross assets under management of all *insured entities* at the inception date of this policy;

(ii) has total gross assets of less than 20% of the combined total gross assets of all insured entities at the inception date of this policy;

(iii) is not incorporated, domiciled or providing *investment advisory services* in the United States of America and is not regulated by the SEC;

(iv) has not had a *claim* made against it or a loss or *direct financial loss* paid by any insurer within the three years immediately preceding the inception date of this policy; and

(v) does not derive its revenue primarily from investment banking, split capital investment trusts, hedge funds or derivatives trading.

3.6 **Central depository**

any clearing corporation where, as the direct result of an electronic clearing and transfer mechanism, entries are made evidencing an increase or reduction in an account, an obligation, a number of shares or the rights of any party.

3.7 **Certificate of deposit**

a written acknowledgement by a *financial organisation* of a deposit with a promise to pay such deposit to any person or to his order.

3.8 **Claim**

(i) any written demand, civil, regulatory or arbitration proceeding seeking compensation for a specified *wrongful professional act*;

(ii) any written demand, civil, regulatory or arbitration proceeding seeking compensation for a specified *wrongful managerial act.*; or

(iii) any criminal proceeding for a specified *wrongful managerial* act.

Any *claim* arising out of, based upon or attributable to continuous, repeated or related *wrongful professional acts* and/or *wrongful managerial acts* shall be considered a single *claim*.

3.9 **Computer fraud:**

(i) the *impairment* of any electronic data, *uncertificated security*, electronic computer program, *electronic communications* or *voice initiated instruction* upon which an *insured*, or any *financial organisation* acting on its behalf, has acted or relied; or

(ii) *impairment* of, or reliance by an *automated clearing house* or a *financial organisation* upon, any *electronic communication* or *voice initiated instruction* which purported to, but which did not, originate from an *insured*.

3.10 **Computer system**

a computer and all networks, input, output, processing, storage or communication facilities, which are connected, directly or indirectly, to such a device.

3.11 **Computer virus damage**

the loss or destruction of or amendment to or damage to any electronic data upon which an *insured*, or any *service bureau*, has acted or relied due to any unauthorised program or code fraudulently or maliciously created and/or distributed through the *computer system* of an *insured* or a *service bureau*.

3.12 **Continuity date**

the date specified in item 6 of the schedule.

3.13 **Counterfeit**

an imitation of any instrument which, because of the quality of the imitation, the *insured* believes is the authentic original instrument. Fictitious instruments, which merely contain fraudulent misrepresentation of fact and are genuinely signed or endorsed are not *counterfeit*.

3.14 **Critical regulatory event**

(i) a raid or on-site visit to any *insured entity* which first takes place during the *policy period* by any official *regulator* that involves the production, review, copying or confiscation of files or interviews of any *insured persons*;

(ii) a public announcement relating to the foregoing; or

(iii) the receipt by any *insured* during the *policy period* from any official *regulator* of a formal notice which legally compels the *insured* to produce documents to, or answer questions by or attend interviews with that *regulator*.

3.15 **Defence costs**

reasonable costs and expenses incurred either as *emergency costs* or with the *insurer's* prior written consent (which shall not be unreasonably delayed or withheld), by or on behalf of an *insured* after a *claim* is made, directly in connection with its investigation, defence, discharge,

dismissal, settlement or appeal, but shall not include remuneration of any *insured*, cost of their time or costs or overheads of any *insured entity* or *fund* (except costs under extension 2.8). *Defence costs* include the reasonable fees, costs and expenses of an accredited expert retained through defence counsel approved by the *insurer* on behalf of an *insured* in order to prepare an evaluation, report, assessment, diagnosis or rebuttal of evidence in connection with the defence of a covered *claim*.

3.16 **Direct financial loss**

pecuniary loss sustained by an *insured entity* or *fund* directly as a result of any single act, single omission, or single event. A series of related or continuous acts, omissions or events up to the time of *discovery* shall be treated as a single act, omission or event.

Direct financial loss shall include interest which is not received or becomes payable by an *insured* as a direct result of an *act of infidelity* or *third party crime*. Such interest shall:

(i) be calculated by applying the average of the Bank of England base rate in force between the time such interest would have been received or becomes payable and the date of its *discovery*; and

(ii) not exceed twenty-five per cent (25%) of the *limit of liability*.

Direct financial loss shall not include (i) fines and penalties, (ii) salaries, fees, commission, bonuses and similar employee benefits earned in the normal course of employment, including salary increases and promotions, other than bonuses, commissions or profit sharing paid to an *employee* for a specific transaction with which such *employee* was involved and in respect of which that *employee* had committed an *act of infidelity* covered under this policy.

3.17 **Director or officer**

any person who was, now is, or during the *policy period* becomes:

(i) an executive or non-executive director or officer of an *insured entity* or *fund*;

(ii) any *approved person* who performs one or more of controlled functions 1-20 for an *insured entity*;

(iii) a natural person general partner in a *fund* which is established as a limited partnership;

(iv) a natural person trustee of a *fund* which is established as a trust;

(v) an *employee* of an *insured entity*:

(a) while acting in a managerial or supervisory capacity in that *insured entity*;

(b) with respect to a *claim* alleging an *employment practice violation*; or

(c) named as a co-defendant with a *director* or *officer* of an *insured entity* in a *claim* for a *wrongful managerial act* in which that *employee* is alleged to have been involved.

3.18 **Discovered or discovery (of a direct financial loss)**

when any *responsible person* first becomes aware of or has any knowledge of any act, omission or event which could reasonably be foreseen to give rise to a *direct financial loss* covered by this policy, even though the exact amount or details of such *direct financial loss*,

act, omission or event are not known at the time of *discovery*. Such *discovery* shall constitute *discovery* by every *insured*.

3.19 **Discovery period**

the period specified in item 7 of the schedule immediately following expiry of the *policy period* during which written notice may be given to the *insurer* of:

(i) a *direct financial loss discovered* during such period which was a direct result of an *act of infidelity* or *third party crime* committed prior to the expiry of the *policy period*; or

(ii) *claim* first made during such period or the *policy period*, for a *wrongful professional act* or *wrongful managerial act* committed prior to the expiry of the *policy period*;

provided any applicable additional premium required by the *insurer* is paid within 30 days of expiry of the *policy period*.

3.20 **Document**

any cheque, bill of exchange, draft, *certificate of deposit*, letter of credit, promissory note, withdrawal order or receipt for the withdrawal of funds or *property*, money order, orders upon public treasuries, or any similar instruments of value serving the same purpose.

3.21 **Electronic communications**

the communications that have been transmitted electronically through an *electronic communications system,* via the Internet, by *tested* communication, or through communications recorded on electronic data or electronic data processing media.

3.22 **Electronic communications system**

electronic communications operations by automated communications systems or any *computer system* which provides an *insured entity* or *fund*, or any *financial organisation* acting on their behalf, with direct access to the *computer system* of another *financial organisation* and vice versa, including cash management systems and other computer-based systems which allow dematerialised communications between an *insured entity* or *fund* and other parties.

3.23 **Employee** any:

(i) natural person under a contract of employment with or under the direct control and supervision of an *insured entity* or *fund*;

(ii) *approved person* who performs one or more of controlled functions 21-27 for an *insured entity*; or

(iii) any *director* or *officer* when performing acts coming within the scope of the usual duties of an employee rather than directorial acts on behalf of that *insured entity* or *fund*

(iv) with respect to insurance cover 1.4 only:

    (a) a trustee, fiduciary, administrator, or officer of any *plan*;

    (b) ex-employee, for a period not exceeding 60 days following the termination of their employment with an *insured entity* or *fund*, other than when such termination is a result of an *act of infidelity* covered under this policy;

(c)   employee whom the *policyholder* is unable to identify by name, but whom the *policyholder* proves beyond reasonable doubt has committed an *act of infidelity* which caused a *direct financial loss* covered under this policy;

(d)   solicitor, other than a sole practitioner, retained by an *insured entity* or *fund*, or any employee of such solicitor, whilst providing legal services exclusively for an *insured entity* or *fund*; or

(e)   company or person(s) authorised by a written contract with an *insured entity* to perform accounting, data processing of cheques, payroll or computing services outsourced by an *insured entity*.

The term *employee* does not mean any independent broker, independent financial adviser, or any similar agent or independent representative remunerated on a sales or commission basis unless specifically agreed by the *insurer* and endorsed to this policy.

3.24   ***Employment practice violation***

any actual or alleged unfair or wrongful dismissal, discharge or termination, either actual or constructive, of employment, including breach of an implied contract; employment-related misrepresentation; wrongful failure to employ or promote, wrongful deprivation of career opportunities, or wrongful discipline; failure to furnish accurate job references; failure to grant tenure; negligent employee evaluation; sexual or workplace or racial or disability harassment of any kind (including the alleged creation of a harassing workplace environment); unlawful discrimination, whether direct, indirect, intentional or unintentional; failure to provide adequate employee policies and procedures; retaliation (including lockouts); or (b) any other basis for a *claim* pursuant to the Employment Rights Act 1996; provided that the foregoing act, error, omissions or basis relates to the employment or prospective employment of any past, present, future or prospective employee of any *insured entity*.

3.25   ***Financial organisation:***

(i)   any bank, credit institution, financial institution, undertaking for collective investment in *securities*, investment firm or similar entity; or

(ii)   a *central depository* in connection with the purchase, sale, transfer or pledge of an *uncertificated security*; or

(iii)   any person or organisation with which an *insured entity* or *fund* has a written agreement for the provision of purchasing services, safekeeping, registration and entitlement records in connection with *securities*.

3.26   ***Forgery or forged***

the hand-written signing or endorsing of the name of a genuine person or a copy of said person's signature without authority and with intent to deceive; it does not include the signing or endorsing in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

Mechanically or electronically produced or reproduced signatures are

treated the same as hand-written signatures.

Any endorsement upon a *document* of a fictitious name, or an endorsement upon a *document* procured in a face to face transaction of the name of anyone impersonated, shall be deemed to be a *forged* endorsement.

3.27 **Fraudulent alteration**

a material alteration to an instrument for a fraudulent purpose by any person other than a person who was authorised to prepare or sign the instrument.

3.28 **Fraudulent transaction**

an *insured entity* or *fund*, or any *financial organisation* acting on their behalf, having acted or relied upon:

(i) any *forged, fraudulently altered* or *counterfeit*; (a) *document*; (b) *instruction*; (c) *security*; or (d) currency; or

(ii) any *security* which has been lost or stolen.

3.29 **Fund**

any trust, investment trust, investment management company (open or closed ended), fund, partnership, or other similar entity specifically listed in the proposal form submitted to the *insurer* at inception or listed by endorsement to this policy and *automatic funds*, provided such *fund* is managed by an *insured entity* at the time of the *wrongful professional act* or *wrongful managerial act* on which a *claim* is based, or at the time of an *act of infidelity* or *third party crime* which results in *direct financial loss discovered* during the *policy period*. *Fund* shall not include any *plan*.

3.30 **Hijacking**

illegal holding under duress, for a period in excess of 6 hours, of an *insured person*, during travel in the course of employment with an *insured entity*, on or in any aircraft, motor vehicle or waterborne vessel.

3.31 **Impairment**

any actual or attempted preparation, input, modification or destruction for a fraudulent purpose.

3.32 **Instruction**

any written or printed instruction, advice or *tested* facsimile directed to equipment maintained by an *insured entity* or *fund* within a secure environment, authorising or acknowledging the transfer, payment, delivery or receipt of funds or *property*.

3.33 **Insured** an *insured entity* or any *insured person*.

3.34 **Insured entity** the *policyholder* and each of its *subsidiaries*.

3.35 **Insured person**

    (i) any *employee* of an *insured entity* or other person for whose *wrongful professional act* an *insured entity* is legally liable, with respect to insurance cover 1.1;

    (ii) *director* or *officer* of:

        (a) a *fund* with respect to insurance cover 1.2; and

        (b) an *insured entity* with respect to insurance cover 1.3;

    (iii) an *outside entity director* for a *wrongful managerial act* with respect to insurance covers 1.2 and 1.3;

    (iv) *director*, *officer* or *employee* of an *insured entity* or a relative or guest of such person with respect to extension 2.3.

Insured person shall not include any external auditor.

3.36 **Insurer** means Chartis Insurance UK Limited.

3.37 **Investigation**

any formal hearing, investigation or inquiry by a *regulator* concerning the affairs of an *insured entity* or any *insured person* in his capacity as such in the performance of or failure to perform *investment advisory services*, once the *insured person*: (i) becomes required to attend or (ii) is identified in writing by an investigating authority as a target of the hearing, investigation or inquiry. An *investigation* shall be deemed to be first made when the *insured person* first becomes so required or so identified.

Investigation shall not mean routine regulatory supervision, inspection or compliance reviews, or any investigation which focuses on an industry rather than an *insured*.

3.38 **Investigation costs**

reasonable fees, costs and expenses (except remuneration of any *insured*, cost of their time or costs or overheads of any *insured entity* or *fund*) incurred with the *insurer's* prior written consent by or on behalf of an *insured person* directly in connection with preparing for and attending an *investigation*.

3.39 **Investment advisory services**

the investment advisory services and investment management services declared in the *submission* performed by or on behalf of an *insured entity* pursuant to an agreement with a third party: (i) for compensation; or (ii) in conjunction with services for compensation.

3.40 **Investment vehicle**

any entity whose revenue primarily consists of the return on investments.

3.41 **Kidnap costs**

the reasonable fees and expenses of Clayton Consultants incurred in response to any *kidnapping, hijacking* or *wrongful detention* incident anywhere in the World (excluding Colombia, Iraq, Nigeria, and the Philippines). Such fees and expenses shall include related costs for travel; accommodation; qualified interpretation; communication and payments to informants.

3.42 **Kidnapping**

any event or connected series of events of seizing, detaining or carrying away by force or fraud an *insured person*, while acting outside his country of residence in the course of employment by an *insured entity*, for the purpose of demanding ransom monies.

3.43 **Legal Panel**

The firm of solicitors appointed from time to time by the *insured*. The current legal panel is listed in Appendix III.

3.44 **Limit of liability** the amount specified in item 3 of the schedule.

3.45 **Loan**

(i) any loan or transaction in the nature of, or amounting to, a loan or extension of credit, including a lease, made by or obtained by or from an *insured entity* or *fund*;

(ii) any note, account, invoice, agreement or other evidence of debt, assigned or sold by or to, or discounted or otherwise acquired by an *insured entity* or *fund*; or

(iii) any payments made or withdrawals from the account of a customer of an *insured entity* or *fund* involving items which are not finally paid for any reason.

3.46 **Loss**

investigation costs and *defence costs, regulator costs,* awards of damages, costs or settlements agreed with the *insurer* for which an *insured* is legally liable resulting from a *claim*. For extension 2.3, the *kidnap costs* of up to £50,000 incurred through Clayton Consultants.

Except as expressly provided above, *loss* shall not include fines or penalties, aggravated, punitive or exemplary damages, the multiplied portion of multiple damages, taxes, remuneration or any employment-related benefits of any *insured*, any sum payable pursuant to a financial support direction or contribution notice issued by the Pensions Regulator; principal, interest or other monies accrued or due (either now or in the future) but not yet paid to an *insured entity* or *fund* as a result of any loan, lease or extension of credit; or amounts which are uninsurable under the laws of England and Wales.

3.47 **Non-indemnifiable loss**

loss of an *insured person* that an *insured entity* is unable to indemnify due to legislative prohibition or being deemed unable to pay its debts, as determined in accordance with section 123 of the Insolvency Act

1986.

3.48 Not-for-profit entity

an entity (other than a *plan*) having charitable status or non-profit making purpose.

3.49 Outside entity

any *not-for-profit entity*, or any other entity listed by endorsement to this policy.

3.50 Outside entity director

a natural person who was, is or, during the *policy period* begins to serve, at the specific request of an *insured entity* or *fund*, as a *director*, *officer*, trustee, governor or equivalent of an *outside entity*.

3.51 Plan

any pension, employee benefit, welfare benefit, share saver or share option plan or charitable fund maintained by an *insured entity* for the benefit of the past, present and/or future *employees* of that *insured entity* or their respective beneficiaries existing on or before the inception date of this policy.

3.52 Policyholder the organisation specified in item 1 of the schedule.

3.53 Policy period

the period from the inception date to the expiry date specified in item 2 of the schedule, unless:

(i)   the policy is cancelled before the expiry date;

(ii) the policy is extended by endorsement; or

(iii) extended under extension 2.2

3.54 Pollutant

any solid, liquid, gaseous, biological, radiological or thermal irritant, toxic or hazardous substance, or contaminant, including, but not limited to, asbestos, lead, smoke, vapour, dust, fibres, mould, spores, fungi, germs, soot, fumes, acids, alkalis, chemicals and waste. Such waste includes, but is not limited to, materials to be recycled, reconditioned or reclaimed and nuclear materials.

3.55 Property

(i)   cash (including currency, coins and banknotes), bullion, precious metals and articles made therefrom, jewellery, gems (including uncut gem stones), precious and semi-precious stones, stamps, postal orders and insurance policies;

(ii) any *document*;

(iii) any *security*;

(iv) all other negotiable and non-negotiable instruments or contracts representing money or other property (real or personal) or interests therein, and other valuable papers, including books of account and other records used by an *insured entity* or *fund* in the conduct of their business, in which an *insured entity* or *fund* has an interest, or which are held by an *insured entity* or *fund* for any purpose or in any capacity; or

(v) physical media upon which electronic data are stored or recorded.

3.56 **Regulator**

any government, government body, governmental or administrative agency, official trade body, self-regulatory organisation or any other regulator.

3.57 **Regulator costs**

an award of costs against an *insured person* which directly results from disciplinary or enforcement proceedings brought against an *insured person* by a *regulator* with jurisdiction over him (other than a *regulator* within the jurisdiction of the United States of America), insofar as those costs are not caused by the vexatious, frivolous or unreasonable conduct of the *insured person*, and represent costs incurred by that *regulator* in those proceedings.

3.58 **Regulatory crisis response costs**

reasonable fees, costs and expenses of the *regulatory response team* incurred in responding to a *critical regulatory event*.

3.59 **Regulatory response team** the organisation specified as such at item 8 (a) of the schedule.

3.60 **Responsible person**

any person appointed by an *insured entity or fund* with responsibility for monitoring or reporting *claims* or *direct financial losses*, or a *director*, partner, *officer*, departmental director, senior manager, of an *insured entity, fund* or *plan*.

3.61 **Retention**

the amount specified in item 4 of the schedule.

3.62 **Retired insured person**

for the purposes of extension 2.6 any *insured person* who other than by reason of a *transaction*, voluntarily relinquishes their position within such *company* during the *policy period* and does not subsequently resume or assume the position of *director*, *officer* or employee of any company.

3.63 **Security**

(i) stock, shares, scrip, transfers, certificates, bonds, coupons and all other types of securities (including securities held in book entry form or as a *statement of uncertificated security*), bills of exchange, promissory notes, *certificates of deposit*, letters of credit, warrants, title deeds, deeds of trust, bearer instruments or other *documents* and any other negotiable documents;

(ii) original (including original counterparts) agreements in writing, (other than corporate, partnership or personal guarantees), having value which is, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

3.64 Service bureau

a natural person, partnership or corporation authorised by written agreement with an *insured entity* or *fund* to perform data processing services using *computer systems*.

3.65 Statement of uncertificated security

a written statement of the issuer of an *uncertificated security* containing:

(i) a description of the issue of which the *uncertificated security* is a part; and

(ii) the number of shares or units:

    (a) transferred to the registered owner,

    (b) pledged by the registered owner to the registered pledgee,

    (c) released from the pledge by the registered pledgee,

    (d) registered in the name of the registered owner on the date of the statement, or

    (e) subject to pledge on the date of the statement; and

(iii) the name and address of the registered owner and registered pledgee; and

(iv) a notation of any liens and restrictions of the issuer and any adverse claims to which the *uncertificated security* is or may be subject or a statement that there are no such liens, restriction or adverse claims; and

(v) the date:

    (a) the transfer of the shares or units to the new registered owner of the share or units is registered,

    (b) the pledge of the registered pledgee was registered, or

    (c) of the statement, if it is a periodic or annual statement.

3.66 Submission

each and every signed proposal form, the statements, warranties, and representations therein, its attachments, the financial statements of any *insured entity*, *fund* or *plan* together with all other material information submitted to the *insurer* in connection with this policy.

3.67 Subsidiary

any entity, other than an *investment vehicle*, in which the *policyholder*, either directly or indirectly through one or more other entities:

(i) controls the composition of the board of directors;

(ii) controls more than half of the shareholder voting power; or

(iii) holds more than half of the issued share capital; on or before the inception date of this policy.

3.68 Terrorism

the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or

communication system, undertaken by any person or group of persons, whether or not acting on behalf of or in connection with any organisation, government, power, authority or military force, when the effect is to intimidate or coerce or harm a government, the civilian population or any segment thereof, or to disrupt any segment of the economy.

Terrorism shall also include any act which is verified or recognised by the United Kingdom Government as an act of terrorism.

3.69 *Tested*

a method of authenticating the contents of a communication between an *insured entity* or *fund* and a customer or a *financial organisation,* or between offices of an *insured entity* or *fund,* for the purpose of protecting the integrity of the communication.

3.70 *Third party crime:*

(i) any *fraudulent transaction,*

(ii) any *computer fraud* or *computer virus damage,* or

(iii) the physical loss of, damage to or destruction of *property* anywhere by any means;

by any natural person who is not an *employee* and which does not fall within the definition of *act of infidelity.*

3.71 *Trading*

trading or other dealings in *securities,* commodities, futures, options, foreign or Federal funds, currencies, foreign exchange and the like.

3.72 *Transaction*

(i) the consolidation or merger of the *policyholder* with or the acquisition of more than 50 per cent of the issued share capital or shareholder voting rights of the *policyholder* by:

(a) one person or one organisation, or

(b) persons or organisations acting in concert; other than another *insured entity* or insured entities;

(ii) the appointment to an *insured entity* or *fund* of a receiver, liquidator or administrator, but only in relation to such *insured entity* or *fund;*

(iii) the merger, consolidation or other combination of any *fund* with any other unrelated fund not currently covered under this policy; but only in relation to such *fund;* or

(iv) the investment advisor and/or principal underwriter/general distributor of any *fund* ceasing to act as such, but only in relation to such *fund.*

3.73 *Ultimate net loss*

the actual net *loss* to the *insured* after making proper deduction for all recoveries, including payments against principal, interest and commissions and salvages, but excluding all expenses for salaried *employees* incurred in the investigation or adjustment of claims, actions or proceedings, unless specifically agreed by the *insurer.*

3.74 **Uncertificated security**

a share, participation or other interest in property, or an enterprise of the issuer or an obligation of the issuer which:

(i) is a type commonly dealt in upon securities exchanges or markets;

(ii) is either one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations; and

(iii) (a) is not represented by any instrument,

(b) is part of a master or global certificate, or

(c) represents a paper certificate that has been surrendered by a *financial organisation* and which paper certificate has been combined into a master depository note and the paper certificates are immobilised,

and such *security* is shown as an electronic entry on the account of the transferor, pledgor or pledgee at a *central depository*.

3.75 **US Claim**

a *claim* brought or maintained within the jurisdiction of, or based upon acts in or any laws of the United States of America, its states, localities, territories or possessions.

3.76 **Voice initiated instruction**

any telephone instruction requesting the transfer of funds or *property* which is *tested* or subject to a call back to an authorised person other than the individual initiating the transfer.

3.77 **War**

war, any invasion, act of foreign enemy, hostile operations (whether war has been declared or not), civil war, rebellion, revolution, insurrection, riot or civil commotion assuming the proportion of or amounting to a popular uprising, military or usurped power or martial law.

3.78 **Wrongful detention**

the arbitrary or capricious confinement of an *insured person,* while acting in the course of his employment by an *insured entity,* by person(s) acting as agent(s) of or with the tacit approval of any government or governmental entity, or acting or purporting to act on behalf of any insurgent party, organisation or group. A connected series of *wrongful detentions* will be considered one *wrongful detention.*

3.79 **Wrongful managerial act**

any matter claimed against an *insured person* solely because of his capacity as an *outside entity director* or a *director* or *officer* or any actual or alleged act, error or omission by an *outside entity director* or a *director or officer* in his capacity as such.

3.80 **Wrongful professional act**

any actual or alleged act, error, omission in the performance of or failure to perform *investment advisory services* by: (a) any *insured*; or (b) any other person for whom an *insured entity* is legally liable.

4. Exclusions

EXCLUSIONS APPLYING TO ALL INSURANCE COVERS AND EXTENSIONS

The *insurer* shall not be liable to make any payment under any insurance cover or extension:

4.1 **Prior Knowledge and Prior *Discovery***

    (i) for *loss* arising out of, based upon or attributable to or in any way connected with any (a) *claim*, or circumstance likely to give rise to a *claim*, for a *wrongful managerial act* of which a *responsible person* had knowledge at or prior to the *continuity date*; (b) *claim*, or circumstance likely to give rise to a *claim*, for a *wrongful professional act* of which a *responsible person* had knowledge at or prior to inception of the policy; (c) *claim* or circumstance of which notice has been given under any policy which this policy succeeds; or (d) fact alleged in or a *wrongful professional act* or *wrongful managerial act* which is pertinent to any *claim* or circumstance referenced in (a), (b) or (c) above;

    (ii) for *direct financial loss discovered*:

        (a) prior to the inception date of the *policy period*; or

        (b) subsequent to the expiry of the *policy period*;

EXCLUSIONS APPLYING ONLY TO INSURANCE COVERS 1.1, 1.2 & 1.3:

The *insurer* shall not be liable to make any payment under Insurance Cover 1.1, 1.2 or 1.3 for *loss* arising out of, based upon or attributable to:

4.2 **Bodily Injury/Property Damage**

bodily injury, sickness, disease, death or emotional distress, or damage to, destruction, impairment or loss of use of any property. This exclusion does not apply to any *claim* as a result of an *employment practice violation*; defamation; injurious falsehood; or loss of, damage to, destruction of or reconstruction of *documents* or *securities*.

4.3 **Established Misdeeds**

    (i) the gaining of profit or advantage to which an *insured* or *fund* was not legally entitled; or

    (ii) the committing of any dishonest or fraudulent act; or

in the event that any of the above is established by final adjudication of a judicial or arbitral tribunal, admission by an *insured* or *fund*.

4.4 **Pollutant**

or in any way involving, directly or indirectly *pollutants*; however, this exclusion, with respect to *wrongful managerial acts*, shall not apply to:

    (i) *defence costs* which fall within *non-indemnifiable loss*; or

    (ii) any *claim* against any *director or officer* by a shareholder of an *insured entity* whether made directly or derivatively, alleging damage to that *company* or its shareholders due to a breach of duty owed by the *director or officer*.

4.5 Trustees

any *wrongful managerial act* or *wrongful professional act* by an *insured person* as a trustee, fiduciary or administrator of an *insured entity's* or *fund's* pension, profit-sharing or employee benefits programme, including any actual or alleged violation of the responsibilities, obligations or duties imposed by the Employee Retirement Income Security Act of 1974 (USA) or the Pensions Act 1995 (UK) or any similar provisions of the law, common or statutory, of any state, territory, jurisdiction, or political subdivision thereof.

EXCLUSIONS APPLYING ONLY TO INSURANCE COVER 1.1

The *insurer* shall not be liable to make any payment under Insurance Cover

1.1 for *loss* arising out of, based upon or attributable to:

4.6 Insured v insured/parent company

a *claim* brought by or on behalf of any *insured* or *fund*, or successors or assigns of any *insured* or *fund*, unless such *claim* is brought by or on behalf of:

(i) an *employee* as a customer or client of an *insured entity* or *fund* and is not solicited by or brought with the voluntary (rather than legally required) intervention, assistance or participation of any *insured* or *fund* against whom it is brought; or

(ii) a *fund*, on advice from independent legal counsel selected by and at the expense of the *fund* (selection of such counsel being subject to the prior written approval of the *insurer*) that, on the balance of probabilities, the failure to make such *claim* would be a breach of duty owed by the *directors and officers* of such *fund*.

4.7 Infrastructure

with regard to electrical, software or mechanical failures, defects or disturbances, including any electrical power, communication or other utility interruption, surge, brownout or blackout, wear and tear or electromagnetic radiation. This exclusion shall not apply to any *claim* to the extent that it results from a *wrongful professional act* committed by an *insured person* in using the systems of an *insured entity*.

4.8 Insolvency

the insolvency, receivership, bankruptcy or liquidation of an *insured entity* or *fund*.

4.9 Patent/Trade Secret

for breach of any intellectual property licence, patent, trade or service mark; any other form of registered intellectual property right or any breach of a right to privacy or misappropriation of a trade secret.

4.10 Proprietary Risk

a proprietary trading loss, financial loss or a business loss where an *insured entity* or *fund* is acting on its own behalf or as principal.

4.11 Regulatory

a *claim* brought by, in the right of, on behalf of or instigated by any *regulator* whether directly or indirectly, except:

4.12 Shareholder

any *claim* brought by, in the right of or on behalf of any shareholder of an *insured entity* or *fund* unless brought as a customer or client of an *insured entity* or investor in a *fund*.

EXCLUSIONS APPLYING ONLY TO INSURANCE COVERS 1.1 & 1.2

The *insurer* shall not be liable to make any payment under Insurance Cover 1.1 or 1.2 for *loss* arising out of, based upon or attributable to any *wrongful professional act* which gives rise to a liability to a third party:

4.13 **Contractual Liability** assumed or accepted by an *insured* or *fund* under:

    (i) any contract or agreement except to the extent such liability would have attached to the *insured* or *fund* in the absence of such contract or agreement;

    (ii) a guarantee or warranty.

This exclusion shall not apply to an *insured person's* contract of employment with an *insured entity* or *fund*.

4.14 **Fees, Commissions, or other Compensation**

for or as a result of fees, commissions, or other compensation for any *investment management services* rendered or required to be rendered by an *insured* or *fund* or that portion of any settlement or award in an amount equal to such fees, commissions, or other compensation.

EXCLUSIONS APPLYING ONLY TO INSURANCE COVERS 1.2 AND 1.3

The *insurer* shall not be liable to make any payment under Insurance Covers 1.2 or 1.3 for *loss* arising out of, based upon or attributable to:

4.15 *US Claims* **brought by** *insureds*

arising out of, based upon or attributable to any *US claim* which is brought by or on behalf of any:

    (i) *company*;

    (ii) *outside entity* in which such *insured* serves or served as an *outside entity director* ; or

    (iii) *insured person* of such *company* or *outside entity*; 3

This exclusion shall not apply to:

    (i) any *claim* against any *insured person*:

        (a) pursued as a shareholder derivative action brought or maintained on behalf of a *company* or *outside entity*; and that has not been solicited or brought with the voluntary (rather than legally required) intervention, assistance or active participation of any *director* or *officer* or any *company* or any *outside entity director*;

        (b) for any *employment practice violation* brought or maintained by any *insured person*;

        (c) pursued by an *insured person* for contribution or indemnity, if the *claim* directly results from another *claim* otherwise covered under this policy;

        (d) pursued by any past *director, officer* or employee of a *company* or *outside entity*; or

(e) pursued by an insolvency administrator, receiver, trustee or liquidator of any *company* or *outside entity* either directly or derivatively on behalf of a *company* or *outside entity*.

(ii) *defence costs* of any *insured person* .

EXCLUSIONS APPLYING ONLY TO INSURANCE COVER 1.4

The *insurer* shall not be liable to make payment under Insurance Cover 1.4 for:

4.16 **Authorised Access**

direct financial loss resulting from the input of electronic data at an authorised electronic terminal by a customer, or another person who had authorised access to the customer's authentication mechanism, unless:

(i) such customer was accessing an *insured entity*'s or *fund's computer system* for a purpose not pre-agreed by the *insured entity* or *fund* and such act was committed with the intent to cause the *insured entity* or *fund* to sustain a *direct financial loss*; or

(ii) such *direct financial loss* is covered under Insurance Cover 1.4(i);

4.17 **Credit Risks**

direct financial loss resulting from the complete or partial non-payment of or default upon any loan, unless such *direct financial loss* results directly from an *act of infidelity*,; a *fraudulent transaction* or a *computer fraud*;

4.18 *Directors* **Infidelity**

direct financial loss resulting from any *act of infidelity* of any *director*, or *officer* or partner of an *insured entity* or *fund*, except to the extent that the *director* or *officer* is deemed to be an *employee* under 3.24(iii);

4.19 *Employee* **Infidelity**

direct financial loss resulting from any *act of infidelity* unless such *direct financial loss* is covered under insurance cover 1.4(i);

4.20 **Extortion/Kidnap**

direct financial loss due to or payment for extortion, *kidnapping, hijacking* or *wrongful detention* except to the extent such sums are covered under extension 2.3;

4.21 **Legal Fees Costs and Expenses**

costs, fees or other expenses incurred in establishing the existence or amount of *direct financial loss*, or in prosecuting any proceeding.

4.22 **Fraudulent Features in Computer programs**

direct financial loss resulting from fraudulent features contained in computer programs developed for sale to, or that were sold to, multiple customers at the time of their acquisition from a vendor or consultant unless:

(i) no other purchaser of the computer programs has sustained an insurable loss resulting from such fraudulent features during the period of 60 days from the date of *discovery* of the *direct financial loss* by an *insured entity* or *fund*;

(ii) at the time of *direct financial loss* such fraudulent features were contained solely on the computer programs of an *insured entity* or *fund* and not on those sold to any other customer; or

(iii) such fraudulent features were inserted subsequent to the date of their acquisition;

4.23 **Indirect Loss**

(i) indirect or consequential loss of any nature;

(ii) any sum representing loss or deprivation of income or profits (including but not limited to interest and dividends), except to the extent such sums fall within the definition *direct financial loss;.*

(iii) any sum arising out of, based upon or attributable to:

    (a) business interruption (including loss of computer time or use),

    (b) mechanical, electronic or software failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, electronic data corruption, failure or breakdown or any malfunction or error in programming or errors or omissions in processing, or

    (c) loss of or damage to any property whatsoever by reason of, tear, gradual deterioration, moth or vermin.

4.24 **Property Damage** any sum attributable to loss, damage or destruction:

(i) of or to any office, premises or real estate, however caused;

(ii) of or to any property as a result of fire, explosion, implosion or collapse, other than loss of *property* due to a malicious act of an *employee*;

(iii) as a result of looting, or any act of God or nature, including hurricane, typhoon, earthquake, or subterranean fire; or

(iv) arising out of, based upon or attributable to ionising radiation or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel, or the radioactive, toxic explosive or other hazardous properties of any explosive nuclear assembly or nuclear component thereof.

4.25 **Property in the Mail**

any sum attributable to loss of *property* while in the custody of any postal service, other than *property* sent via registered mail, recorded delivery or courier;

4.26 **Proprietary Information, Trade Secrets and Intellectual Property**

direct financial loss or the actual or alleged plagiarism of, or arising directly or indirectly from the accessing of, any confidential information (including but not limited to trade secrets, computer programs, customer information, patents, trademarks, trade names or copyrights), except to the extent that any such confidential information is used to support or facilitate the commission of an *act of infidelity* or *third party crime* covered by this policy;

4.27 **Travellers Cheques, Bills of Lading and Similar Documents**

direct financial loss resulting directly or indirectly from any items which are or purport to be travellers' cheques, travellers' letters of credit, bills

of lading, shipping documents, warehouse receipts, trust receipts, accounts receivable, or any other bill, document or receipt similar in nature or effect or serving a similar purpose, unless such *direct financial loss* is covered under insurance cover 1.4

4.28 ***War and terrorism* applicable to insurance cover 1.4 (ii) only** *Direct financial loss* or damage under insurance cover 1.4 (ii) in respect of physical loss of, damage to or destruction of *property* arising out of or relating to *war* or *terrorism*. This exclusion shall not apply to *direct financial loss* under insurance cover 1.4(ii) which results from any act of actual or attempted burglary, robbery, hold-up, theft or larceny by any natural person arising out of or relating to such natural person's actual or alleged involvement in *terrorism* or connection to or association with others who are involved in or connected to *terrorism*.

EXCLUSIONS APPLYING ONLY TO EXTENSION 2.3, KIDNAP RESPONSE

4.29 The *insurer* shall not be liable to make any payment under extension 2.3, **Kidnap response**, resulting directly or indirectly from:

    (i) fraudulent, dishonest or criminal acts of an *insured, fund* or any person authorised by an *insured,* or *fund* to have custody of ransom monies; or

    (ii) *kidnapping, hijacking,* or *wrongful detention* of an *insured person:*

        (a) who has had other kidnap insurance cancelled or declined;

        (b) who has been *kidnapped* previously; or

        (c) within his country of residence; or

    (iii) *wrongful detention* in connection with or as a result of:

        (a) any actual or alleged violation by the detained *insured person* of the laws of the country in which he is detained, or failure to maintain and possess duly authorised and issued required documents and visas, unless the *insurer* determines such allegations to be intentionally false, fraudulent or malicious and made solely to achieve a political, propaganda, or coercive effect upon or at the expense of an *insured entity, fund* or *insured person*;

        (b) failure of the detained *insured person* to evacuate from the country in which he is detained within ten (10) days after issuance of advice by the government of the *insured person's* domicile or residence or travel to that country contrary to advice from that government; or

        (c) active membership by the detained *insured person* of any governmental organisation, official law enforcement, or military force.

5. General Provisions

5.1 *Discovery period*

The *policyholder* must make any request for a *discovery period* in writing no later than 15 days after expiry of the *policy period*. A

discovery period is not cancellable.

While this policy affords to the *policyholder* no right to a *discovery period* if a *transaction* takes place; upon written request of the *policyholder*, the *insurer* may quote a run-off *discovery period*. In considering such request, the *insurer* shall be entitled to fully underwrite the exposure and to extend such offer on whatever terms, conditions and limitations that the *insurer* deems appropriate

5.2 **Severable nature of the policy**

With respect to the contents of the *submission* and for the purposes of the application of exclusion 4.3, with respect to cover for *loss* which arises out of a *claim* for a *wrongful managerial act* no statements made, nor any information or knowledge possessed by any *insured person*, nor any acts errors or omissions of any *insured person*, shall be imputed to any other *insured person*.

In granting cover to any one *insured* or *fund*, the *insurer* has relied upon the *submission* which is the basis of cover and deemed incorporated into and constituting part of this policy.

5.3 **Changes in risk during *policy period***

(i) If during the *policy period* a *transaction* takes place with respect to any *insured entity*, *plan* or *fund* then the cover provided under this policy with respect to such *fund*, *plan* or *insured entity* and any of their respective *subsidiaries* is amended to apply only to *wrongful professional acts*, *wrongful managerial acts*, *acts of infidelity* or *third party crimes* committed prior to the date of the *transaction*.

The *policyholder* shall give the *insurer* written notice of the *transaction* as soon as practicable, but not later than 30 days after the effective date of the *transaction*.

(ii) Cover for any *claim* against any *insured entity* or an *insured person* of an *insured entity* shall apply only for *wrongful professional acts* or *wrongful managerial acts* committed while such entity is an *insured entity* and while such *insured person* serves in an *insured person* capacity.

(iii) Cover under this policy shall cease with respect to any *employee* of an *insured entity* or *fund*, as soon as any *director or officer* of an *insured entity* not in collusion with such *employee* shall first learn of any *act of infidelity* by the *employee* whenever committed, but without prejudice to the loss of *property* in transit in the custody of such person at the time the *director or officer* of an *insured entity* or *fund* shall so learn of such *act of infidelity*.

(iv) If during the *policy period*, an *insured entity* decides to make an offering of its own *securities* within the jurisdiction of the United States of America, or any *fund* decides to make an offering of its own *securities* in any jurisdiction, whether its *securities* are already traded or not, by any means, public or private, then this policy shall afford no cover with respect to such offerings unless as soon as the information is publicly available: (i) the *insured entity* or *fund* shall provide the *insurer* with any prospectus or offering statement for the *insurer's* evaluation and assessment of the increased exposure of the *insured* and (ii) the *insured* accepts any amended terms and

conditions of this policy and pays any reasonable additional premium charged reflecting the increase in exposure.

(v) The cover as is granted under insurance cover 1.4 shall cease in respect of any *service bureau*:

(a) as soon as any *insured entity* or *fund*, or any of its *directors* or *officers* not in collusion with such person, shall learn of any dishonest, fraudulent or malicious act committed by any partner, director, officer or employee of such *service bureau* at any time against the *insured entity* or any other person or entity, without prejudice to the loss of *property* then in transit in the custody of such person;

(b) 15 days after receipt by the *policyholder* of a written notice from the *insurer* of their desire to cancel this policy with respect to such *service bureau*.

5.4 *Limit of liability*

The *limit of liability* is the aggregate limit of the *insurer's* liability in respect of all insurance covers and extensions and *insureds*. The *insurer* shall have no liability in excess of such limit irrespective of the number of *insureds*, *claims* made or *direct financial losses discovered* during the *policy period* or *discovery period* and *claims*, related *claims* and *direct financial losses* which are deemed made or *discovered* during the *policy period* or *discovery period*.

The *insurer* shall have no liability for *investigation costs* in excess of the *investigation costs* sublimit specified in item 3 of the schedule, which shall be part of the *limit of liability*.

The limit of liability of this policy is the total sum payable by Chartis Insurance UK Limited. Any sum paid by Chartis Insurance UK Limited under this policy shall erode the limit of liability of this policy. In no circumstances shall the liability of Chartis Insurance UK Limited exceed the limit of liability specified in the Policy.

The *insurer* shall have no liability for *investigation costs* in excess of the *investigation costs* sublimit specified in item 3 of the schedule, which shall be part of the *limit of liability*.

5.5 *Retention*

The *retention* is not applicable to *non-indemnifiable loss*. The *insurer* shall only be liable for the amount of each *loss* or *direct financial loss* that is in excess of the *retention*. For *loss* in respect of any *insured entity, fund* or *plan*, or that any *insured entity, fund* or *plan* has indemnified or has agreed to indemnify, the *insurer* shall be liable only for the amount of that *loss* which exceeds the *retention*.

The *retention* applies to *defence costs*. It is to be borne by the *insured entity, fund* or *plan* and shall remain uninsured. The *retention* is not part of the *limit of liability*.

In the event that any *insured entity, fund* or *plan* is able to indemnify an *insured person* for a *wrongful managerial act* but does not, the *insurer* shall advance to the *insured person* all *loss* within the *retention*. Under these circumstances the *retention* shall be payable by such *insured entity, fund* or *plan* to the *insurer*.

The *retention* shall not apply in respect of any *plan* where such *plan* is required by law to comply with the Employee Retirement Income Security Act 1974 (ERISA) in the United States of America.

5.6 **Kidnap, hijacking or wrongful detention notification**

As a condition precedent to the *insurer's* liability under extension 2.3, Kidnap response, the *policyholder* will make every reasonable effort to determine that the *kidnapping, hijacking*, or *wrongful detention* has actually occurred, give immediate oral and written notice to the *insurer* and maintain confidentiality of the existence of the *kidnap, hijacking* or *wrongful detention* cover.

5.7 ***Claim*** and ***direct financial loss*** **notification**

(i) This policy affords no cover with respect to *claims* which are not first made during the *policy period* or an applicable *discovery period*. It is a condition precedent to the *insurer's* liability in respect of any *claim* that the *policyholder* has given written notice to the *insurer* of that *claim* no later than 30 days after the end of the *policy period* or, if the *claim* is made during a *discovery period* no later than 30 days after the end of the *discovery period*.

(ii) This policy affords no cover with respect to *direct financial losses* which are not first *discovered* during the *policy period* or an applicable *discovery period*. After *discovery* of a *direct financial loss*, the *policyholder* must:

(a) give written notice thereof to the *insurer* no later than 30 days after the end of the *policy period* or, if the *direct financial loss* is *discovered* during a *discovery period* no later than 6 months after the *direct financial loss* is *discovered* or within 30 days after the end of the *discovery period* whichever is shorter; and

(b) file detailed proof thereof (which includes but is not limited to a completed proof of loss form in the format agreed by the *insurer*) with the *insurer* within 6 months after giving written notice to the *insurer*; and

(c) provide all requested information and documents and co-operate with the *insurer* in all matters pertaining to the *direct financial loss*.

All notifications relating to *claims,* circumstances, *loss* and *direct financial losses* must be in writing to:

Financial Lines Claims

Chartis Insurance UK Limited

2-8 Altyre Road

Croydon CR9 2LG.

or by facsimile to + 44 (0)20 8680 7321.

5.8   **Reporting circumstances**

Any *insured* may, during the *policy period,* notify the *insurer* at the above address of any circumstance reasonably expected to give rise to a *claim* or *direct financial loss.* The notice must include the reasons for anticipating that *claim* or *direct financial loss* and full particulars as to dates, acts and persons involved.

5.9   **Defence and settlement of *claims***

All *insureds* shall at their own cost, render all reasonable assistance to and cooperate with the *insurer.* In the event of any claim, each *insured* shall take reasonable steps to avoid or diminish *loss* or *direct financial loss.*

Except as otherwise provided in this clause, the *insured* or *fund* shall have the right and duty to defend and contest any *claim* made against them. The *insurer* shall be entitled to participate fully in the defence and in the negotiation of any settlement that involves or appears reasonably likely to involve the *insurer.*

The *insurer* will accept as reasonable and necessary the retention of separate legal representation to the extent required by a conflict of interest between any *insureds* or *funds.*

The *insurer* may pay to the *policyholder* the unpaid balance of the *limit of liability,* and upon such payment, all obligations of the *insurer* under this policy shall cease.

With respect to any *claim* other than a *US claim* for a *wrongful managerial act,* which is brought against an *insured person* by or on behalf of any:

(i)   *insured entity;*

(ii)   *fund;* or

(iii) *outside entity* in which such *insured person* serves or served

as an *outside entity director*

the *insurer* shall have the right and duty to defend and contest any such *claim* made against any *insured person.* In the event that the *insurer* decides that representation by a solicitor is necessary, then the *insured person* shall select one of the *legal panel* firms to provide such legal representation.

Any dispute between the *insurer* and any *insured person* in relation to such *insured person*'s compliance with general provisions 5.9 or 5.11 shall not be referred to arbitration pursuant to general provision 5.15. The parties agree to refer such dispute within 30 working days of the *insurer*'s assertion of non compliance, to Queen's Counsel to be selected

jointly by the parties. Queen's Counsel will be instructed to opine on the merits of the *insurer's* assertion of intentional noncompliance, during which time the *insurer* will continue to advance *defence costs*. The parties agree to be bound by the Opinion rendered by Queen's Counsel. Solely for the purposes of this provision, *defence costs* shall include the fees of Queen's Counsel in rendering such Opinion. In the event that the Queen's Counsel determines that there has been intentional non-compliance by the *insured person* no cover shall apply to such *claim*.

5.10 **Payment of *defence costs***

The *insurer* shall pay *defence costs* in excess of the *retention*, if applicable, covered by this policy promptly after sufficiently detailed invoices for those costs are received by the *insurer*. The *policyholder* shall reimburse the *insurer* for any payments which are ultimately determined not to be covered by this policy.

Except as provided for in general provision 5.13 in the event that a determination as to the amount of *defence costs* to be advanced to any *insured, fund* or *plan* under this policy in respect of a *wrongful managerial act* cannot be agreed to, then any obligation of the *insurer* to advance *defence costs* shall not exceed the amount which the *insurer* determines to be fair and proper until a different amount shall be agreed upon or determined pursuant to the provisions of this policy and applicable law.

5.11 **Consent**

No *insured* or *fund* shall admit or assume any liability, enter into any settlement agreement, or consent to any judgment without the prior written consent of the *insurer*.

The *insured* may select its own counsel without obtaining the *insurer's* prior consent; however, the consent provisions of this policy apply nonetheless to that firm's rates, activities and terms of engagement.

If any *insured* shall compromise or settle any *claim* or potential *claim* without the insurer's prior written consent in a manner that limits or precludes recovery or recourse against such *insured* or assets of or in the possession of such *insured*, and expressly or effectively preserves for or provides to a claimant or potential claimant recourse against this policy or the *insurer*, this policy shall afford no cover in connection with that *claim* or potential *claim*.

5.12 **Basis of valuation**

With respect to insurance cover 1.4, in determining the amount collectable under this policy for any *direct financial loss*, deductions shall be made in respect of any property received from any source whatsoever, including payments and receipt of principal, interest, dividends, commissions and the like, whenever received, in connection with any matter from which a *direct financial loss* has arisen.

In no event shall the *insurer* be liable for more than:

(i) the actual market value, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper, of *securities*, foreign funds, currencies or precious metals at the close of business on the day the *direct financial loss* was *discovered*, or the actual cost of replacing the *securities*, if less;

(ii) the cost of blank books, blank pages or other materials plus the cost of labour and computer time for the actual transcription or copying of data furnished by an *insured entity* in order to reproduce books of accounts and records;

(iii) the cost of blank media for the recording of electronic media and the cost of labour for the actual transcription or copying of electronic data furnished by the *insured entity*, in order to reproduce such electronic data, however, if such electronic data cannot be reproduced and represent *securities* or other financial instruments of value, then the *direct financial loss* will be valued as indicated in paragraphs (i) and (iv) of this general provision 5.12; or

(iv) the actual cash value of other property at the time of *direct financial loss* or the actual cost of repairing or replacing the property with property or material of like quality or value, whichever is less.

5.13 Recoveries

Recoveries (except from insurance, reinsurance, sureties or indemnity) following a paid *direct financial loss* under this policy, will be allocated in the following order of reimbursement:

(i) firstly, for any the costs and expenses reasonably and necessarily incurred in relation to the recovery;

(ii) secondly, the *policyholder* will be reimbursed for any *direct financial loss* in excess of the *limit of liability*;

(iii) thirdly, the *insurer* will be reimbursed for any settlement made for *direct financial loss*, fees, costs and expenses paid under this policy; and

(iv) lastly, the *insured* will be reimbursed for the *retention*.

5.14 Allocation

any service in connection with any *claim* except to the extent such payment or service relates to the defence of a *claim* against an *insured* or a *fund* in its capacity as such. Where the handling or defence of a *claim* involves both covered and uncovered matters or parties, the *insurer* shall be liable only for such costs and services which relate exclusively to the defence of the *claim* on behalf of the *insured* or *fund* in their capacity as such.

With respect to any *loss* for which any *insured entity*, *fund* or any *insured person* are jointly liable, those parties agree to use their best efforts to determine a fair and proper allocation of their liability for such *loss*, taking into account their relative legal and financial exposures, and the relative benefits obtained by them.

5.15 Disputes between *insurer* and *insureds*

A dispute between the *insurer* and the *policyholder* regarding any aspect of this policy which cannot be resolved by agreement between them within 6 months, shall be referred to a mutually agreed mediator. If the dispute remains unresolved after mediation, it shall be resolved by arbitration in the London Court of International Arbitration (LCIA).

5.16 Subrogation and co-operation

The *insurer* shall be subrogated to all *insureds'*, *plans'* and *funds'* rights of recovery, contribution and indemnity before or after any payment under this policy. The *insured* and *funds* shall do nothing to prejudice such rights. It shall be a condition precedent to the obligations of the *insurer* that *insureds* and *funds* will, at their own cost: (i) give the *insurer* full details of a reported circumstance, *claim* or *direct financial loss* as soon as possible together with all relevant documents; (ii) assist and co-operate with the *insurer* in the investigation, defence, settlement or appeal of a reported circumstance, *claim* or *direct financial loss*. The *insurer* shall not exercise its rights of subrogation against an *insured person* in connection with a *claim* unless the *insurer* has established that exclusion 4.3, Established misdeeds, applies to that *claim* and that *insured person*.

5.17 Other Insurance & Indemnification

Insurance provided by this policy applies excess over more specific insurance and indemnification available from any other source. The *insurer* will not pay the *loss* of an *insured person* arising out of a *wrongful managerial act* in an *outside entity* capacity unless: (i) that *outside entity* is unable to indemnify that *loss* due to legislative prohibition or being deemed unable to pay its debts as determined in accordance with section 123 of the Insolvency Act 1986; and (ii) the *loss* is not covered under any other applicable, collectible insurance issued to the *outside entity* or for the benefit of its *directors*, *officers* or employees.

5.18 Services disclaimer

Services of a third party that may be offered in connection with this policy are being provided to the *insureds* by the third-party directly, as its client, without the supervision of the *insurer*. Accordingly, the *insurer* cannot and does not make any warranties, guarantees or representations with respect to any such services or any failure to provide same; and the *insurer* shall have no liability for acts, errors or omissions of the third party service provider or otherwise for damages from the use of, or inability to use any such services.

5.19 Notice and authority

The *policyholder* shall act on behalf of all *insureds*, *plans* and *funds* in connection with all matters relevant to this policy.

5.20 Assignment

Neither this policy nor any right under it may be assigned without written consent of the *insurer*.

5.21 Policy interpretation

Any interpretation of this policy relating to its construction, validity or operation shall be determined by the laws of England and Wales. No

amendment to this policy will be effective unless it is written. Except as otherwise provided herein, the parties will submit to the exclusive jurisdiction of the courts of England and Wales.

This policy, its schedule and any endorsements are one contract in which, unless the context otherwise requires:

(i) headings are descriptive only, not an aid to interpretation;

(ii) singular includes the plural, and vice versa;

(iii) the male includes the female and neuter;

(iv) all references to specific legislation include amendments to and re-enactments of such legislation and similar legislation in any jurisdiction in which a *claim* is made or *direct financial loss* is *discovered*; and

(v) references to positions, offices or titles shall include their equivalents in any jurisdiction in which a *claim* is made or a *direct financial loss* is *discovered*;

5.22 **Lost Instruments**

The *insurer* shall indemnify the *insured* for such sum, not exceeding the *limit of liability*, which the *insured* is required to pay under any indemnity given by the *insured* to an issuer of a Lost Instrument Bond obtained with the *insurer's* prior consent, to secure the issuance of duplicates of *securities,* the *loss* of which is covered by this policy.

5.23 **Cancellation of the policy**

This policy may not be cancelled except for non-payment of the premium.

5.24 **Contracts (Rights of Third Parties) Act 1999**

Nothing in this policy is intended to confer a directly enforceable benefit on any third party other than each *insured* and *fund,* whether pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise.

5.25 **Complaints** Every effort is made to ensure you receive a high standard of service. If you are not satisfied with the service you have received, you should contact:

Customer Relations Manager

Chartis Insurance UK Limited

2-8 Altyre Road

Croydon CR9 2LG

e-mail: uk.customer.relations@chartisinsurance.com

To help us to deal with your comments quickly, please quote your policy or claim number and name of the *policyholder.*

We will do our best to resolve any difficulty directly with you, but if we are unable to do this to your satisfaction you may be entitled to refer the dispute to the Financial Ombudsman Service who will review your case and who may be contacted at:

Financial Ombudsman Service

South Quay Plaza

183 Marsh Wall

London E14 9SR

e-mail: complaint.info@financial-ombudsman.org.uk, or telephone 0845 080 1800.

CorporateGuard Investment Management Insurance

Appendix III

Legal Panel

- Allen & Overy
- Clifford Chance
- DLA Piper Rudnick Gray Cary
- Dundas & Wilson
- Lovells
- Norton Rose
- Herbert Smith
- Freshfields Bruckhaus Deringer

SECURITY DETAILS

REFERENCES
UMR (Unique Market Reference): B0713SPRFW2001478
Date contract printed to PDF: 16:54 20 February 2020

SIGNED UNDERWRITERS

Aggregated Offline Market - Line To Stand

Non PPL Underwriter

Written Line	25.00%	**Signed Line**	25.00%

For and on behalf of:		**Written Line**	**Signed Line**
Aggregated Offline Market - Line To Stand		25.00%	25.00%

Bound Offline - Evidence held on file

	Reference:		/	
	Description:			

Aspen Insurance Ltd (Insurance)

Michael Kemble

Written Line	75.00%	**Signed Line**	75.00%
Agreed on	16:41 20 February 2020		

For and on behalf of:		**Written Line**	**Signed Line**
Lloyd's Underwriter Syndicate No. 4711 ASP, London, England		75.00%	75.00%

Bound as Slip Leader, Lloyd's Leader

Lloyd's Stamp:	4711	
LORS Code:	L4711	
Reference:	FIADPFC20A0T	
Description:		
Risk Code(s):	D5	
Reference:	FIADPFE20A0J	
Description:		
Risk Code(s):	F3	
Reference:	FIADPFG20A0Y	
Description:		
Risk Code(s):	BB	

SETTLEMENT INFORMATION

Allocation of Premium to Coding

BB at 10.00%

D5 at 30.00%

F3 at 60.00%

Allocation of Premium to Year of Account

2020

Terms of Settlement

Settlement Due Date:	11 May 2020
Instalment Premium Period of Credit:	0 day(s)
Adjustment Premium Period of Credit:	0 day(s)

Lloyd's Underwriter Syndicate No. 4711 ASP, London, England
Bureau Leader and Lloyd's Leader
Michael Kemble

FINANCIAL RISKS

POLICY NUMBER:

SPRFW2001479

POLICYHOLDER:

X-Square Capital LLC

TYPE OF INSURANCE:

EXCESS PROFESSIONAL, DIRECTORS AND OFFICERS LIABILITY AND FRAUD INSURANCE FOR INVESTMENT FUND MANAGERS AND FUNDS.

RISK DETAILS

UNIQUE MARKET REFERENCE:	B0713 SPRFW20 TBC
TYPE:	Excess Professional Liability, Directors and Officers Liability and Fraud Insurance
(Item 1) POLICYHOLDER:	X-Square Capital LLC
POLICYHOLDER'S ADDRESS:	Suite 111, 208 Ponce De Leon Ave, San Juan PR 00918
(Item 2) POLICY TERM:	From: 11th February 2020 To: 11th February 2021 Both days at 00:01hrs, local standard time at the address of the Policyholder.
(Item 3) PROPOSER DECLARATION DATE:	6th February 2020
INTEREST:	As per the Primary Wording
LIMITS OF LIABILITY:	The following **Limits of Liability** apply separately for each operative Coverage Clause except where specified otherwise below: USD 5,000,000 in the aggregate for all **Loss** including **Costs**
IN EXCESS OF:	<u>Insurance Covers:</u> 1.1 Investment Manager Professional Civil Liability 1.2 Fund Professional Civil Liability and Management Liability 1.3 Investment Manager Management Liability 1.4 Investment Manager and Fund Crime Protection <u>USD 5,000,000 in the aggregate for all **Loss** including **Costs**</u> <u>Regulatory Investigation Costs Sub-Limit:</u> USD500,000 in the aggregate part of and not additional to the **LIMITS OF LIABILITY** **WHICH IN TURN IN EXCESS OF PRIMARY SELF-INSURED RETENTIONS**
TERRITORIAL LIMITS:	Worldwide

CONDITIONS:	As per Lockton Excess form as attached following all terms and conditions of Primary Policy SPRFW20 TBC other than as follows,
	
	    1. Special Cancellation Clause, as attached
	    2. Schedule of Funds Endorsement, as attached

SUBJECTIVITIES:	• None applicable.
CHOICE OF LAW AND JURISDICTION:	This insurance shall be governed by and construed in accordance with the laws of Puerto Rico and each party agrees to submit to the exclusive jurisdiction of the courts of Puerto Rico.
PREMIUM:	<u>SECTION 1 - In respect of NON-EEA territories</u> USD 40,000 <u>SECTION 2 - In respect of EEA territories only</u> USD Nil
PREMIUM PAYMENT TERMS:	90 days' – 15 days prior notice – Premium Payment Condition LSW3001
TAXES PAYABLE BY THE INSURED AND ADMINISTERED BY INSURERS:	Not applicable
TAXES PAYABLE BY THE INSURERS AND ADMINISTERED BY THE INSURED OR LOCAL AGENT:	Not applicable
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Lockton Companies LLP (the Broker) maintains risk and claims data, information and/or documentation then they may hold such data, information and or documentation electronically.
INSURER CONTRACT DOCUMENTATION:	This insurance document details the contract terms entered into by the Insurer(s) and constitutes the contract document. Any further documentation changing this contract, agreed in accordance with the contract changes provisions set out in this contract, shall form the evidence of such change. Wherever there is reference to "Insured" or "Assured" in this document, they shall be deemed to have the same meaning. Wherever there is reference to "Insurer" or "Underwriter" in this document, they shall be deemed to have the same meaning.

INFORMATION

**The (Re)insurer(s) acknowledge that the information provided
in the underwriting submission/proposal form was clear and accessible.**

- 2016-12-30 Fact Sheet X2ADAFI
- 2017-12-29 Fact Sheet X2ADAFI
- 2018-12-31 Fact Sheet X2ADAFI Final
- 2019-12-31 Fact Sheet X2ADAFI Final
- Pitch Book - X2ADAFI- 2019-05-31
- Q4 2019 - Investor Letter - X2ADAFI vFinal
- X2 - IMI Proposal Form - Nov2019
- X2 Balanced Fund - Brochure - vFinal
- X-SQUARE CAPITAL LLC - FINAL FS 12-31-2018

SECURITY DETAILS

INSURERS LIABILITY:

The liability of a (Re)Insurer under this contract is several and not joint with other (Re)Insurers party to this contract. A (Re)Insurer is liable only for the proportion of liability it has underwritten. A (Re)Insurer is not jointly liable for the proportion of liability underwritten by any other (Re)Insurer. Nor is a (Re)Insurer otherwise responsible for any liability of any other (Re)Insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (Re)Insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (Re)Insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (Re)Insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (Re)Insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

LSW3333

ORDER HEREON:	100% of 100%.

BASIS OF WRITTEN LINES: Percentages of Whole

BASIS OF SIGNED LINES: Percentages of Whole

SIGNING PROVISIONS: <u>Without Disproportionate Signing:</u>

In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the Insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the Insured and the Insurers whose lines are to be varied. The variation to the contracts will take effect only when all such Insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

SECURITY DETAILS

In a co-insurance placement following Insurers may, but are not obligated to, follow the premium charged by the lead Insurer.

Insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieved during the placement.

SIGNED LINES:

PARTICIPATING INSURERS AND WRITTEN LINES

SECTION 1

NON –EUROPEAN ECONOMIC AREA TERRITORIES

In a co-insurance placement following Insurers may, but are not obligated to, follow the premium charged by the lead Insurer.

Insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieved during the placement.

SIGNED LINES:

PARTICIPATING INSURERS AND WRITTEN LINES

SECTION 2

EUROPEAN ECONOMIC AREA TERRITO

SUBSCRIPTION AGREEMENT

SLIP LEADER: Liberty Mutual Insurance Europe SE

BUREAU LEADER: None

**BASIS OF AGREEMENT TO
CONTRACT CHANGES:** General Underwriters Agreement (GUA) (version 2.0) February 2014 with Non-Marine Schedule (October 2001).

Notwithstanding the above, the Slip Leader is authorised to:

(i)   agree terms for an extension to the period of the contract of up to one calendar month from the initial expiry date;

(ii) grant an extension in respect of any Premium Payment Condition or Warranty of up to 14 days' from the last day of the initially agreed period.

The Broker will provide details of agreed endorsements to following Insurers, as required. Electronic transmission will be used by the Broker for providing details of agreed endorsements, contractual changes or information to following Insurers as necessary.

**OTHER AGREEMENT PARTIES
FOR CONTRACT CHANGES
FOR PART 2 GUA CHANGES
ONLY:** None.

**AGREEMENT PARTIES FOR
CONTRACT CHANGES FOR
THEIR PROPORTION ONLY:** None.

**BASIS OF CLAIMS
AGREEMENT:** As specified under the CLAIMS AGREEMENT PARTIES and to be managed in accordance with:

(i)   The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENTS – LMA9150 (a copy of which will be supplied upon request).

For claims or circumstances assigned as Single Claims Agreement Party claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:

(ii) The Lloyd's Claims Scheme (Combined), or as amended or any successor thereto.

(iii) IUA claims agreement practices.

(iv) The practices of any company(ies) electing to agree claims in respect of their own participation.

CLAIMS AGREEMENT PARTIES:

   A.   Claims failing within the scope of the LMA9150 to be agreed by the Slip Leader only on behalf of all insurers subscribing (1) to this contract of insurance on the same contractual terms (other than premium and brokerage) and (2) to these Arrangements.

         For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

   B.   For all other claims:

       (i)   For Lloyd's syndicates

           The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme the second Lloyd's syndicate and/or the Scheme Service Provider:

           Second Lloyd's syndicate: Not applicable.

       (ii)   Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via (iii) below.

       (iii)   Those companies that have specifically elected to agree claims in respect of their own participation:

           Name of Company: Not applicable.

       (iv)   All other subscribing Insurers whom are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

CLAIMS ADMINISTRATION:

The Broker will advise Insurers of all notifications as soon as practicable.

The Broker shall enter claims advices into CLASS. All company market bureau Insurers to use CLASS for claims agreement.

Where appropriate, the Broker and Insurers agree that any claims hereunder will be notified and administered via ECF with any payment(s) processed via CLASS; unless both parties agree to do otherwise.

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None.

EXPERT(S) FEES COLLECTION:

To be collected by the Broker as agreed by the Slip Leader. However, in respect of claims related expert fees Xchanging 'Experts Fees Service' or any other collecting agent to be service provider for all slip security, including overseas.

In respect of all other expert fees Broker to collect fees, however, a fee can be negotiated accordingly by the Broker for this service.

Where the Broker collects any expert fees the following to apply in all cases:

The following slip terms covering treatment of money shall NOT apply to any Lloyd's Managing Agent who have all agreed specific Terms of Business with Lockton Companies LLP. These terms shall ONLY apply to Insurance Companies or Underwriting Agents ('Underwriters') who do NOT have a current Terms of Business or letter agreement in place with Lockton Companies LLP, as follows:

Where Lockton Companies LLP holds claims adjustment, legal, survey or other expert fee monies that it receives from Underwriters for onward payment, the Broker will hold such fee monies as the agent of Underwriters and not the client. It is a requirement of English law (as specified in the FCA Client Assets Sourcebook 'CASS') that Risk Transfer shall apply and that Underwriters shall hereby agree and consent to "*the Broker co-mingling such experts fee monies in its client non-statutory trust account and that Underwriters rights to such monies shall be subordinated to those of the Brokers other clients.*".

SETTLEMENT DUE DATE:

11th May 2020

BUREAU ARRANGEMENTS:

1. Notwithstanding any subjectivities hereon, Insurers authorise XIS to process stage 1 premium signing.
2. In the event that the premium settlement due date or warranty due date falling on a weekend or public holiday then it is deemed that this due date will be extended to the next working day. Where a Premium Payment Condition or Premium Payment Warranty requires payment by a date which is later than the Settlement Due Date then the Settlement Due Date is deemed to be amended to be the same as the Premium Payment Condition or Premium Payment Warranty Due Date.
3. Insurers agree to accept/settle accounts at the rate of exchange declared by the Broker.
4. Insurers agree to sign any deferred premium instalments as Additional Premiums.
5. LSW3003 - Appointed Broker: Lockton Companies LLP.

NON-BUREAU ARRANGEMENTS:

1. In the event that the premium settlement due date or Warranty due date falling on a weekend or public holiday then it is deemed that this due date will be extended to the next working day. Notwithstanding anything to the contrary it is agreed that Insurers hereon agree to allow 7 days' grace beyond the due date in order to submit premium.

2. Where a Premium Payment Condition or Premium Payment Warranty requires payment by a date which is later than the Settlement Due Date then the Settlement Due Date is deemed to be amended to be the same as the Premium Payment Condition or Premium Payment Warranty due date.

NOTICE OF CANCELLATION PROVISIONS:

Where Insurers have the right to give notice of cancellation in accordance with provisions of the insurance then any such notice must clearly stipulate the:

1) name of the Insured;
2) Insurers reference;
3) Unique Market Reference (UMR);
4) contract period;
5) reason for the issue of the notice;
6) notice expiry period.

Furthermore, such notice must signed and be delivered to the Broker via email to FRTechnicalTeam@uk.lockton.com.

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the Broker has acknowledged receipt.



Lockton Companies LLP Excess Policy

(Excess: Aggregate Costs Inclusive)

Underwriters will pay on behalf of the Insured for claim or claims first made against the Insured during the Period of Insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy(ies) limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy(ies) (as hereinafter specified) or any Policy(ies) issued in substitution or renewal thereof for the same amount effected by the Insured and hereinafter referred to as 'the Underlying Policy(ies)'.

This Policies Limit of Liability:	USD 5,000,000 in the aggregate for all **Loss** including **Costs**
Underlying Policy/ies Limits:	Insurance Covers: 1.1 Investment Manager Professional Civil Liability 1.2 Fund Professional Civil Liability and Management Liability 1.3 Investment Manager Management Liability 1.4 Investment Manager and Fund Crime Protection USD 5,000,000 in the aggregate for all **Loss** including **Costs** **WHICH IN TURN IN EXCESS OF SELF INSURED RETENTIONS**
Underlying Policy/ies Number/s:	SPRFW2001478

1. Liability to pay under this Policy shall not attach unless and until the Insurers of the Underlying Policy(ies) shall have paid or have admitted liability or have been held liable to pay, their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy(ies) shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Insurers of the Underlying Policy(ies) or other Insurers offering drop down coverage during the period of this Insurance, the amount of indemnity provided by such Underlying Policy(ies) is :-

    (i.) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy(ies) for the remainder of the Period of Insurance.


(ii.) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

(iii.) Furthermore, in the event of the receivership, insolvency, or the inability or refusal by any Underlying Insurer or other Insurer offering drop down coverage to pay all or part of a claim, or cancellation of the Underlying Policy(ies), the Insured may pay all or part of any claims otherwise payable under the Underlying Policy(ies) and such payments by the Insured shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy(ies) for purposes of coverage under the policy. For the avoidance of doubt, liability under this policy shall not attach unless and until the full limit of indemnity of the Underlying Policy(ies) inclusive of costs and expenses has been exhausted

4. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Insured and the Insurers provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Insured's ultimate net loss has been finally ascertained.

5. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy shall be effective in extending the scope of this Policy until agreed in writing by the Insurers.

6. If the Insured shall proffer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

7. Insurers hereby note and agree that:

    (a) In the event that the Insurer:

    i. ceases underwriting insurance business to the extent it would no longer quote terms for the subject insurance (being insurance as stated in the policy to which this endorsement is incorporated);

    ii. is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement or is the subject of insolvency or similar protective measures or proceedings including but not limited to voluntary or involuntary rehabilitation or liquidation or composition with its creditors or other acknowledgement of its actual or potential insolvency;

    iii. has its authority to carry on insurance business withdrawn or modified so that it could no longer underwrite the subject insurance;

    iv. is involved in a change of ownership materially affecting its business plans relevant to the subject insurance;

    v. has its Standard & Poor's or A.M. Best's Insurer Financial Strength Rating to less than A-,

    the Insured may, by giving written notice to the Insurer, cancel this policy with immediate effect or within a period of up to 30 days following date of written notice.


(b)   In the event that the Insured exercises its right to cancel this policy under paragraph (a) above:

i.   the Insurer shall refund any premium paid by the Insured for the remainder of the policy period, on a daily pro rata basis calculated from the beginning of the policy period;

however

if, as at the date of such cancellation, any claim or circumstance has been notified to or paid by, the Insurer:

(A) the premium payable by the Insured in respect of this policy shall be deemed to be fully earned; and

(B) no such refund of premium (as referred to in (i) above) shall be made and the Insurer's liability to settle any claim or circumstance notified under this policy before the cancellation takes effect shall be unaffected.

8.   Save as otherwise provided by this clause, this policy shall not provide excess insurance coverage, and shall not drop down to provide primary coverage, with respect to any coverage for which there is a sublimit in any of the Underlying Policies.

The Insurers shall nevertheless recognise payments in respect of sub-limits as contributing to Exhaustion of the Underlying Policies.

In the event of Exhaustion of the Underlying Policies indemnity shall be available in respect of covered loss which is the subject of a sublimit in the Primary Policy to the extent that such sublimit has not been eroded by covered loss or cover as provided in the Primary Policy is not excluded by any Underlying Policies.

9.   Any interpretation of this policy or issue relating to its construction, validity or operation shall be made exclusively in accordance with the laws of Puerto Rico without regard to its laws related to conflicts of law. Except as otherwise provided herein, the parties will submit to the exclusive jurisdiction of the Puerto Rico.



UMR: B0713SPRFW2001479

SPECIAL CANCELLATION CLAUSE

In the event that an Insurer:

(a) ceases underwriting (wholly or in part) of formally announces its intention to do so; or

(b) is subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

(d) has its Standard & Poor's or AM Best financial strength rating downgraded below "A-";

the **Policyholder** may terminate that Insurer's participation on this risk forthwith by giving notice and the premium retained by that Insurer shall be pro rata to the time on risk.

In the event there are any notified, reserved or paid circumstances or claims, however, the premium shall be deemed fully earned, unless the **Policyholder** shall withdraw such circumstances or claims and reimburse the Insurer for any payments previously made.

Any return of premium shall also be subject to a written full release of liability from the **Policyholder**.



PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non-payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within 90 days' of inception of this contract (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers by the 90th day from the inception of this contract (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days' prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001



SCHEDULED FUNDS ENDORSEMENT:

- X-Square Alternative Dividend Alpha Fund Inc

- X-Square Opportunistic Debt Fund LP

- X2 Cav Master LP

- X-Square SMAs

- X2 Balanced Fund

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B0713SPRFW2001479

Date contract printed to PDF: 16:57 20 February 2020

SIGNED UNDERWRITERS

Liberty Specialty Markets

Peter Vamvakidis

| **Written Line** | 100.00% | **Signed Line** | 100.00% |
| **Agreed on** | 16:41 19 February 2020 | | |

For and on behalf of:		**Written Line**	**Signed Line**
Liberty Mutual Insurance Europe SE		100.00%	100.00%
Bound as Slip Leader			

Reference: LOABRJJQ002
Description:

<u>Approval of Joint Managers' and Officers' Errors and Omissions Insurance, Joint Fidelity Bond and Insurance Agreement(s)</u>

RESOLVED, that the form and amount of mutual fund professional and managers and officers liability policy, as attached hereto, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including a majority of the Independent Managers voting separately; and

FURTHER RESOLVED, that the allocation of premiums for the Fund and X-Square Capital, LLC ("Adviser") joint managers and officers liability policy, which is based on the premiums each would have paid for separate policies with similar coverage and limits be, and it hereby is, approved by the Board, including a majority of the Independent Managers voting separately; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the form and amount of the Fund's fidelity bond, as attached hereto, be, and the same hereby is, approved by the Board, including a majority of the Independent Managers voting separately, after consideration of all factors deemed relevant by the Board including, but not limited to, the value of the aggregate assets of the Fund, the value of the bond and the premiums, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets; and

FURTHER RESOLVED, that the officers of the Fund be, and are hereby authorized to make the necessary filings and give the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.